Legal Department:	(773) 961-2850
Legal Department Fax:	(773) 961-2299

Deborah K. Fulton:	(773) 961-2761
September 18, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc. Registration Statement on Form S-3 File No. 333-136272 Filed on August 3, 2006
Dear Mr. Shuman:
     Reference is made to your letter dated August 31, 2006 regarding comments by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filing of Midway Games Inc. (the “Company”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold and italics and the Company responses follow.
     In addition, we are filing herewith Amendment No. 1 to the above-captioned Form S-3. Marked copies of the amendment that show changes from the initial filing have been attached for your convenience.
Cover Page
1.	A presentation of detailed information about circumstances in which the conversion rate of the notes will be changed does not appear to be consistent with the requirements of Rule 421(d) and Item 501 of Regulation S-K. Please revise to inform investors concisely that the conversion rate may be changed in circumstances you describe at the pages of the prospectus that are cross-referenced.
     In response to the Staff’s comments, we have revised the disclosure on the cover page of the prospectus to provide investors with a concise explanation of the circumstances in which the conversion rate may change.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 18, 2006

Selling Securityholders, pages 70-71
2.	With respect to the shares to be offered for resale by all the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. To Manual.
     In response to the Staff’s comment, we have revised the disclosure on pages 70-71 based on information received from the selling securityholders to disclose the individual or individuals who may be deemed to exercise voting and dispositive powers with respect to selling securityholders who are legal entities. Supplementally, we inform the Staff that UBS O’Connor LLC has advised us that it is a wholly-owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange. We understand that it is the Staff’s position that in this circumstance, disclosure of the natural persons with voting and dispositive power over the securities held by UBS O’Connor LLC is not necessary.
3.	Disclose whether any of the selling securityholders are registered broker-dealers. Be advised that all selling securityholders who are registered broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.
     We have been advised by each selling securityholder that it is not a registered broker-dealer. In response to the Staff’s comment, we have added disclosure to this effect on page 70.
Incorporation By Reference, page 75
4.	You should not incorporate by reference the definitive proxy statement, since it is not on the list of items required or permitted to be incorporated. Refer to Item 12 of Form S-3. If the definitive proxy materials are filed within 120 days of the year end, the applicable portions of the definitive proxy statement will be incorporated into and part of the Form 10-K, which is already incorporated by reference. See Interpretation 2S of the Exchange Act Rules section of the March 1999 supplement to the publicly available telephone interpretations manual that may be found at www.sec.gov. Revise as appropriate.
     In response to the Staff’s comment, we have revised the disclosure on page 75 to remove the definitive proxy statement from the list of documents incorporated by reference.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 18, 2006

Part II — Information Not Required in Prospectus
Exhibits
Legality Opinion
5. Revise to opine upon the due authorization of the shares of common stock.
     In response to the Staff’s comment, we have filed as Exhibit 5.1 to the Registration Statement a revised opinion letter from Jones Day that addresses the authorization of the shares of common stock.
Form 10-K for the fiscal year ended December 31, 2005
Item 9A Controls and Procedures
Disclosure Controls and Procedures
6.	You disclose that your disclosure controls and procedures are effective “to provide reasonable assurance that information about us and our subsidiaries, including the information required to be disclosed in our filings under the Securities Exchange Act of 1934, was reported within the time periods specified in the rules and forms of the SEC.” Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your disclosure suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Advise us as to whether Midway Games’ disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005 and confirm that Midway Games will evaluate its disclosure controls and procedures required by these rules in future periodic reports. Revise your most recent quarterly report(s) on Form 10-Q as appropriate.
     In its letter dated March 31, 2006 with respect to Amendment No. 2 to our Registration Statement on Form S-3 (File Nos. 333-130131, 333-130133 and 333-130134) filed on March 14, 2006 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the Staff included the following comment:

“1.
      We note your disclosure that your certifying officers concluded that your ‘disclosure controls and procedures were designed, and were effective, to provide reasonable assurance that information about [the Company and your] subsidiaries, including the information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, was reported within the time periods specified in the rules and forms of the SEC.’

Mr. Mark P. Shuman
Securities and Exchange Commission
September 18, 2006

       Clarify whether your officers concluded that your disclosure controls and procedures were designed and were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified by the rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e). The Staff previously commented with regard to the Company’s disclosures in your December 31, 2004 Form 10-K and your 2005 Forms 10-Q. Your revised disclosures in the Company’s December 31, 2005 Form 10-K also appear to recite a definition of controls and procedures that varies from the rule text. If you choose to include the definition of disclosure controls and procedures, you should include the entire definition. Please confirm that your disclosures will conform to the requirements in your future 1934 Act filings.”

     In our letter dated April 3, 2006, we included the following in response to this comment:

       “Our Chief Executive Officer and Chief Financial Officer did conclude that our disclosure controls and procedures were designed and were effective to give reasonable assurance that information required to be disclosed by the Company in our December 31, 2005 Form 10-K and the other reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. We confirm that our disclosures will conform to the requirements of Rule 13a-15 in our future 1934 Act filings.”

     In addition, in each of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006, we included the following disclosure:

“As of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that information required to be disclosed about us and our subsidiaries is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure in our filings under the Securities Exchange Act of 1934.”

Mr. Mark P. Shuman
Securities and Exchange Commission
September 18, 2006

     Based on the foregoing, we believe that the Staff’s current comment has been adequately addressed.
     We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or John T. Perugini at Jones Day (312-269-4121) regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Deborah K. Fulton

Deborah K. Fulton Senior Vice President, Secretary & General Counsel
Enclosure